                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. ---- )*


                        ORCHARD SUPPLY HARDWARE CORP.
                     ----------------------------------
                              (Name of Issuer)

                                 COMMON STOCK
                     ----------------------------------
                       (Title of Class of Securities)

                                 685691107
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                              Page 1 of  13  Pages
                                        ---

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CUSIP No. 685691107                   13G                 Page  2  of 13  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  HUSIC CAPITAL MANAGEMENT
     S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization    California

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power             0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power             405,900
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power             0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power             420,200
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person  420,200

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)   6.0%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*  CO, HC

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 685691107                   13G                 Page  3  of 13  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  FRANK J. HUSIC
     S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization    U.S.A.

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power             0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power             405,900
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power             0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power             420,200
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person  420,200

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)   6.0%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*  CO, HC

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 685691107                   13G                 Page  4  of 13  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  FRANK J. HUSIC
     S.S. or I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization    U.S.A.

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power             0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power             405,900
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power             0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power             420,200
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person  420,200

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)   6.0%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*  IN, HC

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 685691107                   13G                 Page  5  of 13  Pages
          ---------                                            ---    ---


ITEM 1(A).  NAME OF ISSUER    ORCHARD SUPPLY HARDWOOD CORP.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            6450 Via Del Oro
            San Jose, Ca. 95119-1208

ITEM 2(A).  NAME OF PERSON(S) FILING:

This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rule 13d-1(a) and (b) under the Securities

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CUSIP No. 685691107                   13G                 Page  6  of 13  Pages
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Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on pages 3 and 4 above and in responses to item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.

Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            IA's Principal Business Office is located at:

               555 California Street, Suite 2900, San Francisco, CA 94104

            Corporate G.P.'s Principal Business Office is located at:

               555 California Street, Suite 2900, San Francisco, CA 94104

            Shareholder's Principal Business Office is located at:

               555 California Street, Suite 2900, San Francisco, CA 94104

ITEM 2(C).  CITIZENSHIP

            IA is a California limited partnership.

            Corporate G.P. is a California corporation.

            Shareholder is a United States citizen.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock

ITEM 2(E).  CUSIP NUMBER

            685691107

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CUSIP No. 685691107                   13G                 Page  7  of 13  Pages
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
         CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) /x/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) /x/ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

        Reporting Persons each directly or indirectly beneficially own 420,200 shares of Common Stock. IA's beneficial ownership is direct and Corporate G.P.'s and Shareholder's beneficial ownership is indirect.

    (b) Percent of Class:

        6.0%

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:  0

         (ii) shared power to vote or to direct the vote:

                  IA, Corporate G.P. and Shareholder share the power to vote 405,900 shares. No other person has the power to vote such shares.

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CUSIP No. 685691107                   13G                 Page  8  of 13  Pages
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                  In addition, IA, Corporate G.P. and Shareholder share
                  with the investment advisory clients of IA the power to vote 0 shares.

                  IA, Corporate G.P. and Shareholder have no power to vote 14,300 shares for which they have dispositive power.

        (iii) sole power to dispose or to direct the disposition of: 0

         (iv) shared power to dispose or to direct the disposition of

                  IA, Corporate G.P. and Shareholder share with each other the power to dispose all 420,200 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         IA, a registered investment adviser, Corporate G.P., IA's sole general partner, and Shareholder, the sole shareholder of Corporate G.P., have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


         Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of this Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.

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CUSIP No. 685691107                   13G                 Page  9 of  13  Pages
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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CUSIP No. 685691107                   13G                 Page  10 of 13  Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 1995

Dated:  January 15, 1996

                                        HUSIC CAPITAL MANAGEMENT

                                        By:  Frank J. Husic and Co.
                                        Its: General Partner



                                        By:  /s/ Frank J. Husic
                                             -----------------------------------
                                             Frank J. Husic
                                             President



                                        FRANK J. HUSIC AND CO.




                                        By:  /s/ Frank J. Husic
                                             -----------------------------------
                                             Frank J. Husic
                                             President



                                        By:  /s/ Frank J. Husic
                                             -----------------------------------
                                             Frank J. Husic

CUSIP No. 685691107                   13G                 Page  11 of 13  Pages
          ---------                                            ---    ---

                                    EXHIBITS

EXHIBIT A Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B Identification and Classification of Subsidiary Which Acquired
          Security Being Reported On By the Parent Holding Company

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CUSIP No. 685691107                   13G                 Page  12 of 13  Pages
          ---------                                            ---    ---

                                    EXHIBIT A

     STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of SHARED MED SYS CORP. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

December 31, 1995
Dated:  January 15, 1996

                                        HUSIC CAPITAL MANAGEMENT

                                        By:  Frank J. Husic and Co.
                                        Its: General Partner



                                        By:  /s/ Frank J. Husic
                                             -----------------------------------
                                             Frank J. Husic
                                             President



                                        FRANK J. HUSIC AND CO.



                                        By:  /s/ Frank J. Husic
                                             -----------------------------------
                                             Frank J. Husic
                                             President



                                        By:  /s/ Frank J. Husic
                                             -----------------------------------
                                             Frank J. Husic

CUSIP No. 685691107                   13G                 Page  13 of 13  Pages
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                                  EXHIBIT B

                     Identification and Classification of
                   Subsidiary Which Acquired Security Being
                  Reported On By the Parent Holding Companies

IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Pursuant to Rule 13d-1(b)(ii)(G) of the Securities Exchange Act of 1934, as amended, a parent holding company may file a statement on Schedule 13G. Under a series of SEC no-action letters, including the letter issued to WARREN BUFFET AND BERKSHIRE HATHAWAY, INC. (available December 5, 1986), the SEC allowed individuals to file Schedule 13G, if such individuals controlled corporations that either were eligible to file Schedule 13G or directly or indirectly controlled entities eligible to file Schedule 13G reports. As an individual and an entity, respectively, ultimately controlling an entity qualified to file Schedule 13G, Shareholder and Corporate G.P. should be treated as "parent holding companies" and given the benefit of the Schedule 13G reporting regime to report their indirect beneficial ownership in such shares.